SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

WENDY’S INTERNATIONAL, INC.

(Name of Issuer)

WENDY’S INTERNATIONAL, INC.

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.10 Stated Value

(Title of Class of Securities)

950590109

(CUSIP Number of Class of Securities)

Leon M. McCorkle, Jr.

Executive Vice President, General Counsel and Secretary

Wendy’s International, Inc.

P.O. Box 256

4288 West Dublin-Granville Road

Dublin, Ohio 43017-0256

Telephone: (614) 764-3100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filling Persons)

Copies to:

J. Steven Patterson Akin Gump Strauss Hauer & Feld LLP 1333 New Hampshire Avenue, N.W. Washington, D.C. 20036-1564	Phillip R. Mills Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 Telephone: (212) 450-4618

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$799,999,992	$85,600.00

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 22,222,222 outstanding shares of common stock at the maximum tender offer price of $36.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0–11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for Fiscal Year 2007 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third–party tender offer subject to Rule 14d–1
☒	issuer tender offer subject to Rule 13e–4
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Wendy’s International, Inc., an Ohio corporation (“Wendy’s” or the “Company”), to purchase for cash up to 22,222,222 shares of its common stock, $0.10 stated value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at prices between $33.00 and $36.00 per share, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 18, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e–4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Wendy’s International, Inc. The address and telephone number of the Company are set forth under Item 3.

(b) The information set forth in the last paragraph under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This Tender Offer Statement on Schedule TO is filed by the subject company. The address of Wendy’s principal executive office is 4288 West Dublin-Granville Road, Dublin, Ohio 43017. Wendy’s telephone number is (614) 764-3100. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 15 (“Material United States Federal Income Tax Consequences”); and

•	Section 16 (“Extension of the Offer; Termination; Amendment”).

(b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Offer”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth under Section 17 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not Applicable.

Item 11. Additional Information.

(a) The information set forth under Section 10 (“Certain Information Concerning Us”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 14 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated October 18, 2006.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W–9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 18, 2006.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 18, 2006.

(a)(1)(vi)	Letter to Shareholders, dated October 18, 2006, from Kerrii B. Anderson, Chief Executive Officer and President of Wendy’s International, Inc.

(a)(1)(vii)	Letter from Trustee to Participants in the Wendy’s Profit Sharing and Savings Plan, dated October 18, 2006.

(a)(1)(viii)	Questions and Answers on Wendy’s Profit Sharing and Savings Plan Tender Rights and Procedures.

(a)(1)(ix)	Letter to Executive Officers, dated October 18, 2006, who hold Company common stock in the Wendy’s Profit Sharing Plan and who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended.

(a)(1)(x)	Notice to Holders of Vested Stock Options, dated October 18, 2006.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of Summary Advertisement, dated October 18, 2006.

(a)(5)(ii)	Press Release, dated October 17, 2006.

(b)(i)	Not applicable

(d)(1)	Amended and Restated Rights Agreement between the Company and American Stock Transfer and Trust Company, dated December 8, 1997 (incorporated by reference from Exhibit 1 of Amendment No. 2 to Form 8-A/A Registration Statement, File No. 1-8116, filed on December 8, 1997).

(d)(2)	Agreement Among the Company, Trian Fund Management, L.P. and Certain Affiliates and Sandell Asset Management Corp. and Certain Affiliates, dated March 2, 2006 (incorporated herein by reference from Exhibit 10(v) of Form 10-K for the year ended January 1, 2006).

(g)	Not Applicable.

(h)	Not Applicable.

Item 13. Information Required by Schedule 13E–3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WENDY’S INTERNATIONAL, INC.

By:	/s/ Leon M. McCorkle, Jr.
Name:	Leon M. McCorkle, Jr.
Title:	Executive Vice President, General Counsel and Secretary

Dated: October 18, 2006

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated October 18, 2006.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W–9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 18, 2006.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 18, 2006.

(a)(1)(vi)	Letter to Shareholders, dated October 18, 2006, from Kerrii B. Anderson, Chief Executive Officer and President of Wendy’s International, Inc.

(a)(1)(vii)	Letter from Trustee to Participants in the Wendy’s Profit Sharing and Savings Plan, dated October 18, 2006.

(a)(1)(viii)	Questions and Answers on Wendy’s Profit Sharing and Savings Plan Tender Rights and Procedure.

(a)(1)(xi)	Letter to Executive Officers, dated October 18, 2006, who hold Company common stock in the Wendy’s Profit Sharing Plan and who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended.

(a)(1)(x)	Notice to Holders of Vested Stock Options, dated October 18, 2006.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of Summary Advertisement, dated October 18, 2006.

(a)(5)(ii)	Press Release, dated October 17, 2006.

(b)(i)	Not applicable

(d)(1)	Amended and Restated Rights Agreement between the Company and American Stock Transfer and Trust Company, dated December 8, 1997 (incorporated by reference from Exhibit 1 of Amendment No. 2 to Form 8-A/A Registration Statement, File No. 1-8116, filed on December 8, 1997).

(d)(2)	Agreement Among the Company, Trian Fund Management, L.P. and Certain Affiliates and Sandell Asset Management Corp. and Certain Affiliates, dated March 2, 2006 (incorporated herein by reference from Exhibit 10(v) of Form 10-K for the year ended January 1, 2006).

(g)	Not Applicable.

(h)	Not Applicable.